UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Resonate Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76115Q104 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 76115Q104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Christopher C. Marino

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,415,253 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,415,253 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,415,253

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

Excludes 107,000 shares held in trust for the benefit of his minor child. He is not a trustee, nor does he have any power to dispose of the shares. He disclaims beneficial ownership of these shares.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer.

Resonate Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

385 Moffett Park Drive

Sunnyvale, CA 94089

Item 2(a).	Name of Person Filing.

Christopher C. Marino

Item 2(b).	Address of Principal Business Office or, if None, Residence.

38 Vista Real

Mill Valley, CA 94941

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP No.

76115Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under §15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in §3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in §3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under §8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or an endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under §3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,415,253

(b)	Percent of Class: 9.4%.

(c)	Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 2,415,253

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 2,415,253

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Page 3 of 5 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications

(a)  The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

        N/A

(b)  The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

        N/A

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	By:	/s/ CHRISTOPHER C. MARINO
Christopher C. Marino

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